

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402




05046099

February 25, 2005

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/25/2005

Re: Raytheon Company
Incoming letter dated January 31, 2005

Dear Mr. Chevedden:

This is in response to your letters dated January 14, 2005 and January 31, 2005 concerning the shareholder proposal submitted to Raytheon by Ray T. Chevedden. On January 26, 2005, we issued our response expressing our informal view that Raytheon could exclude the proposal from its proxy materials for its upcoming annual meeting.

Although we received your letter dated January 14, 2005 before we issued our response, we inadvertently failed to reference your letter in our response. We have, therefore, reviewed the information in your letter. After reviewing this information, we find no basis to reconsider our position.


RECD S.E.C.
MAR - 4 2005
1086

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: John W. Kapples
Vice President and Secretary
Raytheon Company
870 Winter Street
Waltham, MA 02451-1449

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 14, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Raytheon Company (RTN)
Shareholder Position on
Incomplete Company No-Action Request
Rule 14a-8 Proposal: Redeem or Vote Poison Pill
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

The text of the proposal reads:
RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective throughout an entire proxy contest. This could result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company.

I believe that even if a special election may be needed, the cost would be almost trivial in comparison to the potential loss of a valuable offer.

The company apparently accepts without objection the above second paragraph of the proposal including "there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote." According to rule 14a-8 the company has the right to challenge the accuracy of rule 14a-8 proposal text and the company has not done so with the second paragraph.

I believe that it may be critically inconsistent for a company to claim that it has "substantially implemented" a proposal after it implicitly accepts a "material difference" between the proposal and its current "Policy."

None of the company purported precedents include the following text of this proposal:
Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. ... I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay

in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective throughout an entire proxy contest.

The company seems to suggest without support that the distinguishing text of this shareholder proposal should be ignored. According to the company examples this proposal should incorrectly be decided as though it were a word-for-word resubmission of the 2004 proposal on this topic.

The company seems confused or is disingenuous on its own policy. On page 2 the company quote from its policy allows a poison pill to "expire" without a vote. Then on page 5 the company states: "Raytheon's Policy explicitly *requires* the Raytheon Board to obtain *shareholder approval* of any shareholder rights plan, no later than one year after adoption" (end of paragraph). Then on page 6 the company appears to reaffirm page 5 with "Raytheon's Policy differs from the Proponent's Proposal only in a detail – the specific time from within which *shareholders must ratify* any plan adopted without their prior approval." Disingenuously there is no mention of the page 2 loophole of expiring without a vote in spite of the text morphing into a "must ratify" guise on page 5 and 6 (emphasis added in this paragraph).

Incomplete Company No-Action Request

In spite of the company January 4, 2005 response to a request for exhibits, the company continues to fail to forward two Exhibit As and one Exhibit B in its two no action requests of December 23, 2004. The company has yet to forward these key exhibits.

It is respectfully requested that the date that the exhibits are received by the undersigned be the date determined as the date the company properly submitted its no action requests to the Staff. And if the Exhibits are never received then the no action request would not be considered properly submitted. I believe this would be consistent with this section of rule 14a-8:

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. *The company must simultaneously provide you with a copy of its submission.* The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline [emphasis added].

The company thus appears to add the words minus exhibits to its interpretation of "a copy of its submission."

Additionally rule 14a-8 states:

2. How does rule 14a-8 operate?

The rule operates as follows: ...

* if the company intends to exclude the proposal from its proxy materials, it *must* submit its reason(s) for doing so to the Commission and *simultaneously provide the shareholder with a copy of that submission*. This submission to the Commission of reasons for excluding the proposal is commonly referred to as a no-action request;

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Ray T. Chevedden
John W. Kapples

[November 24, 2004]
3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective throughout an entire proxy contest. This could result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company.

I believe that even if a special election may be needed, the cost would be almost trivial in comparison to the potential loss of a valuable offer.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Progress Begins with a First Step

The advantage taking the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- The Corporate Library, an independent investment research firm in Portland, Maine rated our company:
  "D" in Overall Board Effectiveness
  "D" in Board Composition
  "F" in Shareholder Responsiveness

  Although this "F" will hopefully be upgraded by the time of the annual meeting, I believe it is important that shareholder know that our Directors allowed for years a culture or conditions that resulted in an "F" score.
- A $335 million charge was expected to be taken to settle a securities class action lawsuit.
- Our Lead Director, age 74 was also Chairman of our Compensation Committee and held 4 director seats – over-extension concern.
- Four directors were allowed to hold from 4 to 6 director seats – over-extension concern.
- 2003 CEO pay of $9 million including stock option grants.

I believe the above slate of under-achievement reinforces the advantage to adopt the one RESOLVED statement here to help improve our overall corporate governance score. If a company had a number of bad scores it is all the more important to address the one subject at hand.

Stock Value

If a poison pill makes our company difficult to sell – the value of our stock could suffer.

Redeem or Vote Poison Pill
Yes on 3

Notes:

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

The above format is the format submitted and intended for publication. It is specifically requested that the company not repeat its 2004 practice of prejudicial editing such as adding un-submitted white-space to disconnect the unified parts of the published proposal, using other unaccepted editing practices and furthermore not invent new ways to prejudicially edit shareholder proposals. This 2004 company practice is disingenuous since it is the equivalent of adding words to the proposal in terms of publication cost.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies January 31, 2005
FX: 202-942-9525

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Raytheon Company (RTN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Redeem or Vote Poison Pill within 4-Months
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

Today the Staff Response Letter in Raytheon Company (January 26, 2005) was received. The accompanying letter said, "We also have received letters on the proponent's behalf dated December 27, 2004 and January 6, 2005." Apparently missing was the proponent's January 14, 2005 letter. However I earlier received back from the Staff the proponent's January 14, 2005 letter dated stamped "RECEIVED 2005 JAN 18 PM 3:54" – 8 days before January 26, 2005.

I believe that it is particularly important that the January 14, 2005 letter be considered because this proposal is essentially the same proposal in which concurrence to various companies was not granted in:

Allegheny Energy, Inc. (January 17, 2005)
The Boeing Company (January 17, 2005)
PG&E Corporation (January 21, 2005)
AT&T Corporation (January 24, 2005)

For the above reasons it is respectfully requested that concurrence not be granted to the company upon consideration of the attached date-stamped copy of the January 14, 2005 proponent letter.

Sincerely,



John Chevedden

cc: Ray T. Chevedden
John W. Kapples

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 14, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Raytheon Company (RTN)
Shareholder Position on
Incomplete Company No-Action Request
Rule 14a-8 Proposal: Redeem or Vote Poison Pill
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

The text of the proposal reads:
RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective throughout an entire proxy contest. This could result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company.

I believe that even if a special election may be needed, the cost would be almost trivial in comparison to the potential loss of a valuable offer.

The company apparently accepts without objection the above second paragraph of the proposal including "there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote." According to rule 14a-8 the company has the right to challenge the accuracy of rule 14a-8 proposal text and the company has not done so with the second paragraph.

I believe that it may be critically inconsistent for a company to claim that it has "substantially implemented" a proposal after it implicitly accepts a "material difference" between the proposal and its current "Policy."

None of the company purported precedents include the following text of this proposal:
Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. ... I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay

in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective throughout an entire proxy contest.

The company seems to suggest without support that the distinguishing text of this shareholder proposal should be ignored. According to the company examples this proposal should incorrectly be decided as though it were a word-for-word resubmission of the 2004 proposal on this topic.

The company seems confused or is disingenuous on its own policy. On page 2 the company quote from its policy allows a poison pill to "expire" without a vote. Then on page 5 the company states: "Raytheon's Policy explicitly *requires* the Raytheon Board to obtain *shareholder approval* of any shareholder rights plan, no later than one year after adoption" (end of paragraph). Then on page 6 the company appears to reaffirm page 5 with "Raytheon's Policy differs from the Proponent's Proposal only in a detail – the specific time from within which *shareholders must ratify* any plan adopted without their prior approval." Disingenuously there is no mention of the page 2 loophole of expiring without a vote in spite of the text morphing into a "must ratify" guise on page 5 and 6 (emphasis added in this paragraph).

Incomplete Company No-Action Request

In spite of the company January 4, 2005 response to a request for exhibits, the company continues to fail to forward two Exhibit As and one Exhibit B in its two no action requests of December 23, 2004. The company has yet to forward these key exhibits.

It is respectfully requested that the date that the exhibits are received by the undersigned be the date determined as the date the company properly submitted its no action requests to the Staff. And if the Exhibits are never received then the no action request would not be considered properly submitted. I believe this would be consistent with this section of rule 14a-8:

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?
1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. *The company must simultaneously provide you with a copy of its submission.* The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline [emphasis added].

The company thus appears to add the words minus exhibits to its interpretation of "a copy of its submission."

Additionally rule 14a-8 states:
2. How does rule 14a-8 operate?

The rule operates as follows: ...
* if the company intends to exclude the proposal from its proxy materials, it *must* submit its reason(s) for doing so to the Commission and *simultaneously provide the shareholder with a copy of that submission.* This submission to the Commission of reasons for excluding the proposal is commonly referred to as a no-action request;

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Ray T. Chevedden
John W. Kapples

[November 24, 2004]
3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective throughout an entire proxy contest. This could result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company.

I believe that even if a special election may be needed, the cost would be almost trivial in comparison to the potential loss of a valuable offer.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Progress Begins with a First Step

The advantage taking the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

• The Corporate Library, an independent investment research firm in Portland, Maine rated our company:

"D" in Overall Board Effectiveness
"D" in Board Composition
"F" in Shareholder Responsiveness

Although this "F" will hopefully be upgraded by the time of the annual meeting, I believe it is important that shareholder know that our Directors allowed for years a culture or conditions that resulted in an "F" score.

• A $335 million charge was expected to be taken to settle a securities class action lawsuit.

• Our Lead Director, age 74 was also Chairman of our Compensation Committee and held 4 director seats – over-extension concern.

• Four directors were allowed to hold from 4 to 6 director seats – over-extension concern.

• 2003 CEO pay of $9 million including stock option grants.

I believe the above slate of under-achievement reinforces the advantage to adopt the one RESOLVED statement here to help improve our overall corporate governance score. If a company had a number of bad scores it is all the more important to address the one subject at hand.

Stock Value

If a poison pill makes our company difficult to sell – the value of our stock could suffer.

Redeem or Vote Poison Pill
Yes on 3

Notes:

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

The above format is the format submitted and intended for publication. It is specifically requested that the company not repeat its 2004 practice of prejudicial editing such as adding un-submitted white-space to disconnect the unified parts of the published proposal, using other unaccepted editing practices and furthermore not invent new ways to prejudicially edit shareholder proposals. This 2004 company practice is disingenuous since it is the equivalent of adding words to the proposal in terms of publication cost.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
FX: 202-942-9525

January 31, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Raytheon Company (RTN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Redeem or Vote Poison Pill within 4-Months
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

Today the Staff Response Letter in Raytheon Company (January 26, 2005) was received. The accompanying letter said, "We also have received letters on the proponent's behalf dated December 27, 2004 and January 6, 2005." Apparently missing was the proponent's January 14, 2005 letter. However I earlier received back from the Staff the proponent's January 14, 2005 letter dated stamped "RECEIVED 2005 JAN 18 PM 3:54" – 8 days before January 26, 2005.

I believe that it is particularly important that the January 14, 2005 letter be considered because this proposal is essentially the same proposal in which concurrence to various companies was not granted in:

Allegheny Energy, Inc. (January 17, 2005)
The Boeing Company (January 17, 2005)
PG&E Corporation (January 21, 2005)
AT&T Corporation (January 24, 2005)

For the above reasons it is respectfully requested that concurrence not be granted to the company upon consideration of the attached date-stamped copy of the January 14, 2005 proponent letter.

Sincerely,



John Chevedden

cc: Ray T. Chevedden
John W. Kapples

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 14, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Raytheon Company (RTN)
Shareholder Position on
Incomplete Company No-Action Request
Rule 14a-8 Proposal: Redeem or Vote Poison Pill
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

The text of the proposal reads:
RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective throughout an entire proxy contest. This could result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company.

I believe that even if a special election may be needed, the cost would be almost trivial in comparison to the potential loss of a valuable offer.

The company apparently accepts without objection the above second paragraph of the proposal including "there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote." According to rule 14a-8 the company has the right to challenge the accuracy of rule 14a-8 proposal text and the company has not done so with the second paragraph.

I believe that it may be critically inconsistent for a company to claim that it has "substantially implemented" a proposal after it implicitly accepts a "material difference" between the proposal and its current "Policy."

None of the company purported precedents include the following text of this proposal:
Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. ... I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay

in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective throughout an entire proxy contest.

The company seems to suggest without support that the distinguishing text of this shareholder proposal should be ignored. According to the company examples this proposal should incorrectly be decided as though it were a word-for-word resubmission of the 2004 proposal on this topic.

The company seems confused or is disingenuous on its own policy. On page 2 the company quote from its policy allows a poison pill to "expire" without a vote. Then on page 5 the company states: "Raytheon's Policy explicitly *requires* the Raytheon Board to obtain *shareholder approval* of any shareholder rights plan, no later than one year after adoption" (end of paragraph). Then on page 6 the company appears to reaffirm page 5 with "Raytheon's Policy differs from the Proponent's Proposal only in a detail – the specific time from within which *shareholders must ratify* any plan adopted without their prior approval." Disingenuously there is no mention of the page 2 loophole of expiring without a vote in spite of the text morphing into a "must ratify" guise on page 5 and 6 (emphasis added in this paragraph).

Incomplete Company No-Action Request

In spite of the company January 4, 2005 response to a request for exhibits, the company continues to fail to forward two Exhibit As and one Exhibit B in its two no action requests of December 23, 2004. The company has yet to forward these key exhibits.

It is respectfully requested that the date that the exhibits are received by the undersigned be the date determined as the date the company properly submitted its no action requests to the Staff. And if the Exhibits are never received then the no action request would not be considered properly submitted. I believe this would be consistent with this section of rule 14a-8:

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. *The company must simultaneously provide you with a copy of its submission.* The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline [emphasis added].

The company thus appears to add the words minus exhibits to its interpretation of "a copy of its submission."

Additionally rule 14a-8 states:

2. How does rule 14a-8 operate?

The rule operates as follows: ...

* if the company intends to exclude the proposal from its proxy materials, it *must* submit its reason(s) for doing so to the Commission and *simultaneously provide the shareholder with a copy of that submission.* This submission to the Commission of reasons for excluding the proposal is commonly referred to as a no-action request;

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Ray T. Chevedden
John W. Kapples

[November 24, 2004]

3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective throughout an entire proxy contest. This could result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company.

I believe that even if a special election may be needed, the cost would be almost trivial in comparison to the potential loss of a valuable offer.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Progress Begins with a First Step

The advantage taking the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- The Corporate Library, an independent investment research firm in Portland, Maine rated our company:
  - "D" in Overall Board Effectiveness
  - "D" in Board Composition
  - "F" in Shareholder Responsiveness

  Although this "F" will hopefully be upgraded by the time of the annual meeting, I believe it is important that shareholder know that our Directors allowed for years a culture or conditions that resulted in an "F" score.
- A $335 million charge was expected to be taken to settle a securities class action lawsuit.
- Our Lead Director, age 74 was also Chairman of our Compensation Committee and held 4 director seats – over-extension concern.
- Four directors were allowed to hold from 4 to 6 director seats – over-extension concern.
- 2003 CEO pay of $9 million including stock option grants.

I believe the above slate of under-achievement reinforces the advantage to adopt the one RESOLVED statement here to help improve our overall corporate governance score. If a company had a number of bad scores it is all the more important to address the one subject at hand.

Stock Value

If a poison pill makes our company difficult to sell – the value of our stock could suffer.

Redeem or Vote Poison Pill
Yes on 3

Notes:

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

The above format is the format submitted and intended for publication. It is specifically requested that the company not repeat its 2004 practice of prejudicial editing such as adding un-submitted white-space to disconnect the unified parts of the published proposal, using other unaccepted editing practices and furthermore not invent new ways to prejudicially edit shareholder proposals. This 2004 company practice is disingenuous since it is the equivalent of adding words to the proposal in terms of publication cost.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.